UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number 000-28508

Flamel Technologies
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____________

INDEX

FLAMEL TECHNOLOGIES S.A.

FLAMEL TECHNOLOGIES S.A.

PART 1. FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements – Unaudited

Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Three months ended June 30,
	2009	2010
Revenue:
License and research revenue	$4,341	$3,305
Product sales and services	2,529	1,860
Other revenues	2,705	2,350
Total revenue	9,575	7,515
Costs and expenses:
Cost of goods and services sold	(1,891)	(1,585)
Research and development	(8,014)	(7,861)
Selling, general and administrative	(3,287)	(2,797)
Total	(13,192)	(12,243)

Loss from operations	(3,617)	(4,728)

Interest income net	139	105
Foreign exchange gain (loss)	(74)	201
Other income	2	85

Loss before income taxes	(3,550)	(4,337)
Income tax benefit (expense)*	-	47
Net loss	$(3,550)	$(4,290)

Loss per share

Basic loss per ordinary share	$(0.15)	$(0.18)
Diluted loss per share	$(0.15)	$(0.18)

Weighted average number of shares outstanding (in thousands) :

Basic	24,220	24,408
Diluted	24,220	24,408

* Research tax credit reclassified in operational expenses for 2009

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

PART 1. FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements – Unaudited

Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Six months ended June 30,
	2009	2010
Revenue:
License and research revenue	$11,430	$6,746
Product sales and services	4,951	4,165
Other revenues	5,248	4,691
Total revenue	21,629	15,602
Costs and expenses:
Cost of goods and services sold	(3,941)	(3,510)
Research and development	(13,933)	(15,122)
Selling, general and administrative	(6,233)	(5,728)
Total	(24,107)	(24,360)

Loss from operations	(2,478)	(8,758)

Interest income net	257	217
Foreign exchange gain (loss)	(148)	215
Other income	9	88

Loss before income taxes	(2,360)	(8,238)
Income tax benefit (expense)*	-	(76)
Net loss	$(2,360)	$(8,314)

Loss per share

Basic loss per ordinary share	$(0.10)	$(0.34)
Diluted loss per share	$(0.10)	$(0.34)

Weighted average number of shares outstanding (in thousands) :

Basic	24,213	24,375
Diluted	24,213	24,375

* Research tax credit reclassified in operational expenses for 2009

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Balance Sheet
(Unaudited)
(Amounts in thousands of dollars, except share data)

ASSETS	December 31, 2009	June 30, 2010
Current assets:
Cash and cash equivalents	$8,716	$3,570
Marketable securities	35,352	30,155
Accounts receivable	8,675	6,186
Inventory	1,072	932
Research and development tax credit receivable short term	9,400	2,116
Prepaid expenses and other current assets	3,626	4,264
Total current assets	66,841	47,223

Property and equipment, net	24,759	20,438
Other assets:
Research and development tax credit receivable long term	2,484	2,648
Other long-term assets	212	171
Total other assets	2,696	2,819
Total assets	$94,296	$70,480
LIABILITIES
Current liabilities:
Current portion of long-term debt	862	734
Current portion of capital lease obligations	33	30
Accounts payable	6,366	5,262
Current portion of deferred revenue	3,862	3,050
Advances from customers	851	691
Accrued expenses	6,318	4,994
Other current liabilities	4,604	3,717
Total current liabilities	22,896	18,478

Long-term debt, less current portion	2,944	2,815
Capital lease obligations, less current portion	66	40
Deferred revenue, less current portion	6,033	3,946
Other long-term liabilities	17,494	12,837
Total long-term liabilities	26,537	19,638

Commitments and contingencies:	-	-

Shareholders' equity:
Ordinary shares: 24,342,600 issued and outstanding at December 31, 2009 and 24,422,600 at June 30, 2010 (shares authorised 29,450,340) at nominal value of 0.122 euro	3,540	3,553
Additional paid-in capital	198,498	200,577
Accumulated deficit	(171,644)	(179,958)
Accumulated other comprehensive income (loss)	14,469	8,192

Total shareholders' equity	44,863	32,364
Total liabilities and shareholders' equity	$94,296	$70,480

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of CashFlows
(Unaudited)

	Six months ended June 30,
	2009	2010

Cash flows from operating activities:
Net income (loss)	$(2,360)	$(8,314)
Adjustments to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation of property and equipment	2,964	2,383
Gains on sales of marketable securities	(85)	(41)
Grants recognized in other income and income from operations	(782)	(715)
Stock compensation expense	2,837	1,606
Increase (decrease) in cash from:
Accounts receivable	(1,386)	1,322
Inventory	(685)	(5)
Prepaid expenses and other current assets	(416)	(689)
Research and development tax credit receivable	7,512	5,692
Accounts payable	(1,345)	224
Deferred revenue	5,409	(1,560)
Accrued expenses	556	(467)
Other current liabilities	950	(195)
Other long-term assets and liabilities	(1,279)	(422)
Net cash provided by (used in) operating activities	11,890	(1,181)

Cash flows from investing activities:
Purchases of property and equipment	(975)	(2,110)
Purchase of marketable securities	(85,358)	(53,939)
Proceeds from sales of marketable securities	59,320	53,830
Net cash provided by (used in) investing activities	(27,013)	(2,219)

Cash flows from financing activities:
Prceeds from loans or conditional grants	-	318
reimbursment of loans or conditional grants	(3,998)	(1,879)
Principal payments on capital lease obligations	(52)	(15)
Cash proceeds from issuance of ordinary shares and warrants	29	402
Net cash provided by (used in) financing activities	(4,021)	(1,174)

Effect of exchange rate changes on cash and cash equivalents	(672)	(572)

Net increase (decrease) in cash and cash equivalents	(19,816)	(5,146)

Cash and cash equivalents, beginning of period	27,021	8,716

Cash and cash equivalents, end of period	$7,205	$3,570

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Consolidated Statement of Shareholders’ Equity (Unaudited)
(Amounts in thousands of dollars)

	Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehen-sive Income	Shareholders'
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2010	24,342,600	$3,540	$198,498	$(171,644)	$14,469	$44,863
Issuance of ordinary shares on exercise of stock -options	40,000	7	396			403
Issuance of ordinary shares on vesting of free shares	40,000	6	(6)			-
Stock-based compensation expense			1,689			1,689
Net loss				(8,314)		(8,314)
Foreign currency translation adjustment					(6,277)	(6,277)
Comprehensive loss						$(14,591)
Balance at June 30, 2010	24,422,600	$3,553	$200,577	$(179,958)	$8,192	$32,364

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (US GAAP) can be condensed or omitted for interim reporting requirements.  In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating results for the three months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010. These condensed consolidated financial statements should be read in conjunction with the Company's audited annual financial statements.

The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar as permitted by the  SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity as Currency Translation Adjustments.

 2. REVENUES

2.1 License and research revenue

The Company recognized research and development revenues of $5,185,000 for the first six months of 2010.  Research and development revenues include $1,853,000 in accordance with the agreement signed with Merck-Serono on December 20, 2007 and $213,000 pursuant to the feasibility agreement signed with Baxter Pharmaceuticals on June 19, 2009.

Licensing fees of $1,561,000 were recognized in the first six months of 2010.

2.2 Product sales and services.

In accordance with the supply agreement signed with GSK in December 2004, the Company recognized revenues of $4,165,000.

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

2.3 Other revenues.

The Company recognized other revenues of $4,700,000 for the six-month period ended June 30, 2010 which includes royalties from the License Agreement with GSK with respect to Coreg CR.

3. RESEARCH TAX CREDIT

The French government provides tax credits to companies for spending on innovative research and development. The research tax credit is considered as a grant and is deducted from operational expenses.

The credit amounted to $2,883,000 for the six month period ended June 30, 2010 ($1,186,000 for the three-month period ended 30 June, 2010), compared to $3,050,000 for the six month period ended June 30, 2009 ($1,584,000 for the three month period ended 30 June, 2010).

4. SHAREHOLDERS' EQUITY

During the six month period ended June 30, 2010, the Company issued 40,000 shares as a result of exercise of stock-options and an additional 40,000 shares as a result of vesting of free shares, nominal value €0.122 per share.

5. STOCK COMPENSATION EXPENSE

During the six month period ended June 30, 2010, 30,000 stock options were granted by the Company to certain members of the management team.

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

Net income (loss) before and after stock-based compensation is as follows :

	Three months ended		Six months ended
(in thousands except per share data)	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010

Net income (loss)	(3,550)	(4,290)	(2,360)	(8,314)

Net income (loss) per share
Basic	$(0.15)	$(0.18)	$(0.10)	$(0.34)
Diluted	$(0.15)	$(0.18)	$(0.10)	$(0.34)

Number of shares used for computing
Basic	24,220	24,408	24,213	24,375
Diluted	24,220	24,408	24,213	24,375

Stock-based compensation (FAS123R)
Cost of products and services sold	54	29	111	64
Research and development	602	267	1,226	581
Selling, general and administrative	805	436	1,500	961
Total	1,461	732	2,837	1,606

Net income (loss) before stock-based compensation	(2,089)	(3,558)	477	(6,708)

Net income (loss) before stock-based compensation per share
Basic	$(0.09)	$(0.15)	$0.02	$(0.28)
Diluted	$(0.09)	$(0.15)	$0.02	$(0.28)

FLAMEL TECHNOLOGIES S.A.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others those listed in Part II, Item 1A, Risk Factors of this Form 6-K.

     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise.  You should not place undue reliance on these forward looking statements.  Statements in this report on Form 6-K and in our annual report on Form 20-F for the fiscal year ended December 31, 2009, including those set forth in ‘Risk Factors,’ describe factors, among others, that could contribute to or cause such differences.

RESULTS OF OPERATIONS

For the six months ended June 30, 2010, Flamel reported total revenues of $15.6 million compared to $21.6 million for the first six months of 2009; a decrease driven primarily by the absence in 2010 of a milestone payment from GlaxoSmithKline (GSK) received in 2009 (as discussed below) and lower royalties from the sale of CoregCR.

 License and research revenues for the six months ended June 30, 2010 were $6.7 million compared to $11.4 million for the first six months of 2009, a decrease primarily driven by the milestone of $4.0 million from GlaxoSmithKline (GSK) recognized in the first quarter of 2009.

Product sales and services, pursuant to the Company’s supply contract with GSK totaled $4.2 million for the six months ended June 30, 2010, compared to $5.0 million for the six months ended June 30, 2009.

Other revenues were $4.7 million for the six months ended June 30, 2010 compared to $5.2 million for the first six months of 2009.  These revenues are derived primarily from the royalty on sales of Coreg CR.

FLAMEL TECHNOLOGIES S.A.

Operational expenses were $24.4 million during the six months ended June 30, 2010, as compared to $24.1 million for the six months ended June 30, 2009.

Costs of goods and services sold were $3.5 million in the six months ended June 30, 2010, as compared to $3.9 million in the six months ended June 30, 2009.  This decrease was due to reductions in 2010 expenditures to correspond with lower demand for Coreg CR.

Research and development expenditures were $15.1 million in the six months ended June 30, 2010 compared to $13.9 million in the six months ended June 30, 2009. This increase is due to increased expenditure on research programs to finance pre-clinical studies and additional scientific personnel.

SG&A expenses decreased to $5.7 million in the six months ended June 30, 2010 compared to $6.2 million in the six months ended June 30, 2009, a decrease driven by lower stock compensation expense.

Net loss for the six months ended June 30, 2010 was $(8.3) million, compared to a net loss of $(2.4) million in the six months ended June 30, 2009. Net loss per share (basic) for the six months ended June 30, 2010 was $(0.34), compared to a net loss per share in the year-ago period of $(0.10).

LIQUIDITY AND CAPITAL RESOURCES

On June 30, 2010, the Company had $33.7 million in cash, cash equivalents and marketable securities, compared to $44.1 million on December 31, 2009.

In December 2008, the Company obtained an advance from OSEO, a French governmental agency supporting innovation, for $8.0 million secured against the research tax credits due to the Company by French tax authorities for research expenditures incurred in 2005, 2006 and 2007.

During the first quarter of 2010, the French tax authorities paid the Company the research tax credit from 2006 and the Company repaid to OSEO the corresponding advance. This resulted in:

-	a cash outflow from financing activities ($1.9 million), related to the reimbursement to OSEO for the advance OSEO provided secured against the R&D tax credit from 2006, and
-
a cash inflow from operating activities ($2.3 million), corresponding to the R&D credit tax from 2006 paid by the tax authorities (and a corresponding decrease in the amount of the R&D tax credit receivable).

During the second quarter of 2010, we received reimbursement of the 2009 R&D tax credit amounting to $6.0 million.

We believe the Company to have sufficient funds to finance operations and cash requirements for at least the next twelve months.

FLAMEL TECHNOLOGIES S.A.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al.  The complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount.  By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action.  On March 27, 2008, the lead plaintiff filed an amended complaint which continued to name as defendants the Company and two previously named officers and asserted the same claims based on the same events as alleged in the initial complaint.  On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  The action then proceeded into the discovery phase, pursuant to a schedule approved by the Court in a Case Management Order, signed December 9, 2009.  On April 29, 2010, the lead plaintiff moved to withdraw and substitute another individual as lead plaintiff and to amend the Case Management Order.  On September 20, 2010, the Court granted that motion and on September 30, 2010, the Court approved an Amended Case Management Order.  The parties are now pursuing further discovery consistent with the schedule set forth in that Order.  The Company intends to vigorously defend itself in the action.

Item 1A.  Risk Factors

Set forth below and in our Annual Report on Form 20-F for the year ended December 31, 2009 is a discussion of risks related to our industry and our business. In addition to the other information in our SEC filings, you should consider carefully the following risk factors. The occurrence of any one or more of the risks or uncertainties described below could have a material adverse effect on business, financial condition and results of operations:

•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly;

•	our revenues depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies;

•
although products that incorporate our drug delivery technologies may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons;

FLAMEL TECHNOLOGIES S.A.

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments;

•	we depend upon a single site to manufacture our products, and any interruption of operations could have a material adverse effect on our business;

•
we depend on a limited number of suppliers for certain raw materials used in our products, and any failure to deliver sufficient supplies could interrupt our production process and could have a material adverse affect on our business;

•	we depend on key personnel to execute our business plan; if we cannot attract and retain key personnel, we may not be able to successfully implement our business plan;

•
if our competitors develop and market drug delivery technologies or related products that are more effective than ours, or obtain regulatory approval and market such technology or products before we do, our commercial opportunity will be diminished or eliminated;

•	if we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery systems could become obsolete or noncompetitive;

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage;

•	our products and technologies may not gain market acceptance;

•	if we or our collaborative partners are required to obtain licenses from third parties, our revenues and royalties on any commercialized products could be reduced;

•	if our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected;

•	healthcare reform and restrictions on reimbursements may limit our financial returns;

•	ongoing current credit and financial market conditions may exacerbate certain risks affecting our business;

•	fluctuations in foreign currency exchange rates may cause fluctuations in our financial results;

•
products that incorporate our drug delivery technologies are subject to regulatory approval;  if our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected;

•
commercial products incorporating our technologies are subject to continuing regulation, and we and our pharmaceutical and biotechnology company partners may be subject to adverse consequences if we or they fail to comply with applicable regulations;

•	regulatory reforms may adversely affect our ability to sell our products profitably;

•
certain companies to which we have licensed our technology are subject to extensive regulation by the FDA and other regulatory authorities, their failure to meet strict regulatory requirements could adversely affect our business;

FLAMEL TECHNOLOGIES S.A.

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or products that incorporate our technologies;

•
third parties have claimed, and may claim in the future, that our technologies, or the products in which they are used, infringe on their rights and we may incur significant costs resolving these claims;

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages;

•	our share price has been volatile and may continue to be volatile;

•	because we have a limited operating history, investors in our shares may have difficulty evaluating our prospects;

•	if we are not profitable in the future, the value of our shares may fall;

•
we may require additional financing, which may not be available on favorable terms or at all, particularly in light of the slow global economic recovery and its negative effect  on the capital markets, and which may result in dilution of our shareholders’ equity interest;

•	our operating results may fluctuate, which may adversely affect our share price;

•	we are subject to different corporate disclosure standards that may limit the information available to holders of our ADSs;

•	we currently do not intend to pay dividends, and cannot assure shareholders that we will make dividend payments in the future;

•	judgments of United States courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts;

•	holders of ADSs have fewer rights than shareholders and have to act through the Depositary to exercise those rights;

•	preferential subscription rights may not be available for United States persons; and

•	our largest shareholders own a significant percentage of the share capital and voting rights of the Company;

FLAMEL TECHNOLOGIES S.A.

Item 5.  Other Information

a) On Friday, June 25, 2010, we held our annual shareholders’ meeting to vote on fifteen proposals.
b) The following matters were voted upon at the annual meeting:

Proposal	Votes For	Votes Against/Abstain	Broker Non-Votes
Approval of Statutory Accounts for year ended December 31, 2009.	24,084,811	108,319	0
Allocation of results to retained earnings.	23,827,646	365,484	0
Renewal of Mr. Elie Vannier as Director.	24,019,680	173,450	0
Renewal of Mr. Frederic Lemoine as Director.	23,894,060	299,070	0
Renewal of Mr. Lodewijk J.R. De Vink as Director.	24,054,281	138,849	0
Renewal of Mr. John L. Vogelstein as Director.	24,061,053	132,077	0
Renewal of Mr. Francis JT Fildes as Director.	24,067,511	125,619	0
Renewal of Mr. Stephen H. Willard as Director.	24,047,691	145,439	0
Determination of the annual amount of Directors’ attendance fees.	23,739,370	453,760	0
Approval of agreements referred to in article L. 225-38 et seq. of the Commercial Code	22,353,036	1,840,094	0
Authorization to be granted to the Board of Directors for allocation of seven hundred and fifty thousand (750,000) stock options and taking note of the resulting capital increases.	21,285,369	2,907,761	0
Authorization to be granted to the Board of Directors with a view to allocation of two hundred thousand (200,000) shares at no cost (“free shares”) and taking note of the resulting capital increases.	21,259,759	2,933,371	0
Authorization to be granted to the Board of Directors for issue of a maximum number of two hundred and fifty thousand (250,000) stock warrants (BSA) reserved for a category of persons consisting of the company’s directors who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.	20,921,184	3,271,946	0
Authorization to be granted to the Board of Directors for increasing the share capital by issues of shares reserved for the members of a company saving plan established in application of Articles L.3332-18 et seq. of the Labour Code.	849,529	23,343,601	0
Powers for formalities.	24,044,426	148,704	0

FLAMEL TECHNOLOGIES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: 13 October, 2010	By:	/s/ Stephen H. Willard
Stephen H. Willard
Chief Executive Officer